September 14, 2016	Orrick, Herrington & Sutcliffe LLP
The Orrick Building
405 Howard Street
San Francisco, CA 94105-2669

+1 415 773 5700

orrick.com
Kim McManus, Senior Staff Attorney
Rahul K. Patel, Staff Attorney	Brett Cooper
Office of Real Estate and Commodities	E bcooper@orrick.com D +1 415 773 5918 F +1 415 773 5759
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE – Mail Stop 3233
Washington, DC 20549

Re:	Marcus & Millichap, Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed March 15, 2016
File No. 001-36155

Dear Ms. McManus and Mr. Patel:

Marcus & Millichap, Inc. (the “Company”) responds to your comment letter dated September 2, 2016. We have repeated your comment below followed by the Company’s response. At the end of this letter is the requested acknowledgment from the Company.

Definitive Proxy Statement on Schedule 14A

1.	Comment: We note your disclosure regarding individual stock awards to Mr. Nadji and Mr. Louie. In future Exchange Act periodic reports where executive compensation disclosure is required, please expand your disclosure to describe the basis for each individual stock award to your named executive officers, including how you determined the specific amounts. Refer to Item 402(o)(5) of Regulation S-K.

Response: The Company notes that Item 402(o)(5) of Regulation S-K refers to disclosure regarding the material terms of any non-equity incentive plan award, including a description of the formula or criteria to be applied in determining the amounts payable and vesting schedule. However, the “Stock Awards” column in the Summary Compensation Table on page 12 of the proxy statement discloses the grant date fair value, computed in accordance with ASC 718, of restricted stock units (RSUs) awarded to Messrs. Nadji and Louie under the Company’s 2013 Omnibus Equity Incentive Plan—which is not a non-equity incentive plan. By its terms, Item 402(o)(5) does not apply to these RSUs because the RSUs were not granted pursuant to a non-equity incentive plan. Further, in compliance with Item 402(o)(5), the Company presented disclosure in the “Non-Equity Incentive Plan Compensation” column and related footnote 2 regarding the criteria applied in determining the amounts earned and payable pursuant to the Company’s Non-Equity Incentive Plan.

Kim McManus

Rahul Patel

September 14, 2016

Nevertheless, in future filings and to the extent applicable and material, the Company will include disclosure to discuss how the amounts disclosed in Stock Awards column were determined for each named executive officer and the vesting terms similar to the disclosure in footnote 1 to the Outstanding Equity Awards at Fiscal Year End table on page 14 of the proxy statement.

If you have any questions about this filing or the Company’s response, please contact me at (415) 773-5918 or bcooper@orrick.com.

Sincerely,

/s/ Brett Cooper
Brett Cooper

cc:	Mr. Marty Louie, Chief Financial Officer

Kim McManus

Rahul Patel

September 14, 2016

ACKNOWLEDGMENT

In connection with this response, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Marcus & Millichap, Inc.

By:	/s/ Marty Louie
Name:	Marty Louie
Title:	Chief Financial Officer